Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

N E W S   R E L E A S E

March 1, 2010

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 47,542,397

WINDSTAR FINANCING UPDATE

March 1, 2010 - Western Wind Energy Corp. is pleased to provide an update on the 120 Megawatt Windstar financing. Western Wind Energy is receiving considerable inquires regarding the anticipated financial closing date and the perceived implication to the value of Western Wind Energy as a result of such financial close. While management believes the implication to the Western Wind Energy shareholder is significant at financial close, management would like to better explain the process of financial close and therefore, provide greater certainty to the investing public, maintaining full transparency, understanding and clarity.

For greater clarity, the final execution of a Turbine Supply Agreement (“TSA”) and final execution of a Balance of Plant Contract from an Engineering Procurement and Construction (“EPC”) Contractor occurs before financial close, not after. In fact, most key project components are completed before, or just prior to formal financial close. At formal financial close, the lender will release into an escrow construction account, the funding necessary to construct and commence operations at the wind park.

As previously disclosed, Western Wind Energy has executed a turbine reservation agreement with Gamesa for 60 units of the G8X series - 2 MW wind turbine generators.

Western Wind has selected RMT of Madison, Wisconsin, as the EPC contractor for Windstar. RMT is a world class EPC contractor whose parent company is the multi-billion dollar regulated utility, Alliant Energy of Madison, Wisconsin. (LNT:NYSE). RMT is currently performing substantial activities on the Windstar project which include geotechnical drilling of all 60 turbine sites, calculations of soil dynamic loadings, seismic refraction surveys, electrical resistivity testing, road design, substation design and transmission interconnection design.

Western Wind Energy, Gamesa and RMT are currently formulating the complex delivery, erection, mechanical completion and commissioning strategy and Western Wind Energy expects this construction strategy to be substantially complete within several weeks. However, Western Wind Energy does not foresee any change to the August, 2010 commencement of formal construction start up and March, 2011, Commercial Operations Date.

Western Wind Energy is currently 95% complete on negotiating the completion of the final TSA and such execution will occur just prior to financial close.

Windstar Project financing will leave Western Wind Energy with a full, undivided 100% interest in and to the Windstar Project. Project financing terms and rates will be set at financial close with such terms to be customary and traditional in nature with respect to a wind energy project in the United States.

Upon commencement of the Commercial Operations Date, Western Wind Energy will apply to the US Treasury Department for the 30% tax free cash grant available under the American Recovery and Re-Investment Act of 2009. Such tax free cash grant is anticipated to be approximately $70 Million USD.

Western Wind Energy will make further updates as they become available.

About Western Wind Energy Corp.

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 34.5 MW of rated capacity and a further 131MW of expansion power purchase agreements in the States of California and Arizona. Western Wind further owns additional development assets for both Solar and Wind Energy in California, Arizona, Ontario, Canada and a development team in the Commonwealth of Puerto Rico. Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”